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ANNUAL AUDITED REPORT
(FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Watermark Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
531 South Main Street, Suite ML-9
(No. and Street)

Greenville	**SC**	**29601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hagen Rogers **(864) 527-5960**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
416

OATH OR AFFIRMATION

I, **Hagen H. Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Watermark Advisors, LLC, as

of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA T. HOWELL NOTARY PUBLIC MY COMMISSION EXPIRES 6.21.17 SOUTH CAROLINA

Hagen H. Rogers
Signature

Executive Managing Director
Title

Angela T Howell
Notary Public 2·17·17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULE
as of December 31, 2016
With
Report of Registered Independent Public Accounting Firm

PUBLICLY AVAILABLE

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Watermark Advisors, LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Watermark Advisors, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PUBLICLY AVAILABLE

WATERMARK ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash and cash equivalents	$	212,013
Accounts receivable		84,172
Property and equipment, at cost, less accumulated depreciation of $66,176		16,604
Prepaid expenses		10,315
Total assets	$	323,104

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	11,203
Total liabilities		11,203
Members' equity		311,901
Total liabilities and members' equity	$	323,104

PUBLICLY AVAILABLE

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective January 2004. The Company's business is to act as an investment banker in private placement transactions, mergers and acquisitions, and to provide valuation services and consulting.

The Company is majority owned by Watermark Holdings, Inc. ("Parent") at December 31, 2016.

Income Taxes: The Company is a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank in the United States. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

WATERMARK ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable: Accounts receivable consist of trade receivables for investment banking and advisory services. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $200,810, which was $195,810 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .056 to 1.0.

NOTE 3 - LEASES

The Company occupies office facilities leased under an operating lease. Rent expense for the year ended December 31, 2016 was approximately $40,150.

Future minimum rental payments under the office premises lease are the following:

2017	$ 41,360
2018	21,010
Total	$ 62,370

NOTE 4 - CONCENTRATION

Approximately 74% of the Company's investment banking revenue was earned from one customer.

NOTE 5 - RETIREMENT PLAN

The Company has a SIMPLE IRA plan covering substantially all employees. There was no expense under the plan for the year ended December 31, 2016.

NOTE 6 - PREFERRED UNITS

The Company has authorized issuance of Super Preferred Units, Class A preferred membership units, Class B preferred membership units, and Class C Convertible Preferred Units. The Class A, Class B and Super preferred membership units have a preferred return in any member distributions of 12.0%, 7.5% and 7.0% per annum, respectively, compounded annually, if and when declared and paid. The preferred units are not entitled to vote on Company matters and are callable by the Company at its sole discretion at their preference value plus any unpaid preferred return amounts. 976 of the Class B units are convertible into 976 common membership units.

The Class C Convertible Preferred Units ("CCPU's"), have a preferred return in any member distributions of 12% per annum on a cumulative non-compounded basis. At the issuer's option accrued dividends may be paid in cash or deferred. The CCPU's are subordinate to the Super Preferred Units and superior to the Class A and Class B preferred membership units. Each CCPU is convertible, at any time, at the option of the holder, into a number of Common Units equal to the recognized preferred capital shares accrued less unpaid dividends with respect to such CCPU divided by an initial coversion price of $1,250 per Common Unit. The total number of Common Units into which a CCPU may be converted initially will be determined by dividing the CCPU Liquidation Preference by the then applicable conversion price.

NOTE 7 - EMPLOYMENT AGREEMENT

Effective January 26, 2015, the Company executed an employment agreement with the holder of the majority of its issued and outstanding common and preferred units that covers base and incentive compensation. The provisions of the agreement have been waived for the period ended December 31, 2016.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Watermark Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Watermark Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Watermark Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Watermark Advisors, LLC stated that Watermark Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Watermark Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Watermark Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Watermark Advisors

Preparation Is a Capital Idea

BROKER DEALERS ANNUAL EXEMPTION REPORT

Watermark Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Watermark Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Hagen H. Rogers
February 4, 2017